PRIMERO TO RELEASE THIRD QUARTER 2017 RESULTS ON NOVEMBER 14, 2017

Toronto, Ontario, October 18, 2017 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) announced today that it plans to release its third quarter 2017 operating and financial results before the market opens on Tuesday, November 14, 2017. A conference call will also be held on the same day at 10:00 am ET to discuss third quarter operating and financial results.

Participants may join the call by dialing North America toll free 1-800-806-5484 or 416-406-0743 for calls outside Canada and the U.S., and entering the participant passcode 2270288.

A live and archived webcast of the conference call will also be available at www.primeromining.com under the News and Events section or by clicking here: http://www.gowebcasting.com/8985.

A recorded playback of the third quarter 2017 results call will be available until March 31, 2018 by dialing 1-800-408-3053 or 905-694-9451 and entering the call back passcode 7425939.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico.

Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Director, Investor Relations
Tel: (416) 814-2694
eyoung@primeromining.com